Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2007 and 2006 (dollars in thousands except per share amounts):

	Three months ended March 31, 2007		Three months ended March 31, 2006
	Basic	Diluted	Basic	Diluted

Net income	$4,941	$4,941	$5,397	$5,397

Weighted average shares outstanding	60,534,234	60,534,234	60,309,532	60,309,532
Effect of dilutive securities	—	648,738	—	741,625
Adjusted weighted average shares outstanding	60,534,234	61,182,972	60,309,532	61,051,157

Earning per share	$0.08	$0.08	$0.09	$0.09